Tenaris S.A.
29, Avenue de la Porte-Neuve
L — 2227 LUXEMBOURG
R.C.S. Luxembourg B-85.203

September 9, 2013

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington DC 20549-0404.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 1-31518

Dear Mr. O’Brien,

On behalf of Tenaris S.A. (the “Company”), we are responding to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of August 12, 2013, to Mr. Paolo Rocca, the Company’s Chief Executive Officer.

The Staff’s comment is set forth below in boldface type, and the responses are included below the comment. References to “Tenaris” are to the Company and its subsidiaries.

Form 20-F for the Year Ended December 31, 2012

Segment Information, page F-30

1.	We note from your website that you have Area Managers for North America, Central America, Brazil, Southern Core, Eastern Hemisphere and Europe. On page 33 you disclose that overall sales growth is expected to be moderate as higher oil and gas sales in Eastern Hemisphere markets are largely offset by lower sales in North America and in European industrial markets. On pages 40 and 42 we note net sales by geographic regions are materially different. On page 6 of the 2013 Half Year Report on Form 6-K filed August 5, 2013 you disclose that in the second half of the year your sales in the Middle East and Africa will continue to show strong year on year growth while sales in South America will be affected by lower shipments of line pipe in Brazil. Please tell us whether your geographic regional managers received compensation during the 3 years ended December 31, 2012 that was directly related to the operating performance of their respective regions, such as bonuses or equity issuances based on regional financial performance targets. Given the change in your internal organization, as noted on page 13, please tell us whether you recently assessed your regions to determine if they were reportable segments. Refer to paragraphs 5-11 of IFRS 8 for guidance. As part of your response please tell us how the CODM makes regional resource allocation decisions without discrete financial regional information. Please provide to us ALL reports that your CODM and Board of Directors received that contained disaggregated financial data during 2011 and 2012.

The Company’s responses to the Staff’s comments are set forth below.

a)	The Company confirms that, as further discussed below, its geographic regional managers (or Area Managers) did not receive compensation during the three years ended December 31, 2012 that was directly related to the operating performance of their respective regions. The Company supplementally advises the Staff that the compensation of Tenaris’s Area Managers includes both fixed and variable components. The fixed component represents a significant portion (approximately 40%) of the regional managers’ compensation package. The variable portion comprises: (i) cash bonuses based on the financial results of Tenaris as a whole (irrespective of regional performance), (ii) cash bonuses based on individual performance evaluations relating to the achievement of specified qualitative targets and objectives (such as targets involving industrial and fixed costs efficiencies; health, safety and environmental records; product delivery compliance; domestic market share and pricing power; and relations with the local community), and (iii) units based on the Company’s equity book value per share under the Company’s long term incentive and retention program.

b)	In the past, the Company had two major operating businesses: Tubes and Projects. In 2012, upon completion of its acquisition of the shares held by minority shareholders in its Brazilian subsidiary Confab and the subsequent delisting of that subsidiary from the Sao Paulo stock exchange, the Company reassessed its operating segments and resolved to merge its Tubes and Projects segments, as following the delisting transaction Confab’s business became fully integrated with the tubular business and its internal organization changed accordingly. As part of that same assessment, the Company also reassessed its regions to determine if they were reportable segments, and maintained its prior determination that its regions do not constitute operating segments under paragraphs 5-11 of IFRS 8. The Company believes that the regional sales information that it discloses to the market provides investors with valuable information on its revenue drivers, but does not evidence the existence of regional operating segments.

c)	The Company confirms that it does not produce discrete financial regional information and, accordingly, the CODM and its management team do not make regional resource allocation decisions based on discrete financial regional information. Instead, the CODM and its management team make resource allocation decisions (such as those relating to capital expenditures, investments in research and development, plant load, and sales force staffing) with a view towards achieving a strategic global positioning and maximizing the financial results of Tenaris as a whole (without taking into consideration regional profitability, and even at the expense of one or more of its geographic regions, if necessary). For example, following an assessment that global demand for small-diameter pipe would increase significantly in the near-future, the CODM proposed, and the board of directors approved, a significant plant expansion in Mexico, involving an investment of approximately US$ 850 million over two years, to increase its production capacity of small-diameter products to its global customers, even though Tenaris’s Mexican plant already had more than enough capacity to satisfy demand in its domestic market and, accordingly, the investment would not be profitable from a regional-only perspective. Similarly, production allocation decisions are primarily based on industrial factors (such as available plant capacity and product specifications) and an assessment of the then current economic environment, rather than on regional financial performance indicators.

d)	The Company advises the Staff that the CODM regularly receives a variety of financial and non-financial reports. In response to the Staff’s request, the Company is submitting under separate cover those reports that contain financial statement information for 2011 and 2012 (the “CODM Reports”): (i) financial performance review reports, (ii) condensed financial statements, and (iii) managerial financial statements. The CODM subsequently submits to the Company’s board of directors, on a quarterly basis, presentations on the quarterly financial statements (the “Board Presentations”). Each of the CODM Reports and Board Presentations provides financial information for Tenaris’s tubular and non-tubular (other) segments, which is fully consistent with the segment reporting in the Company’s public financial statements. By contrast, neither the CODM Reports nor the Board Presentations contain discrete financial information per region.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Edgardo Carlos

Edgardo Carlos
Chief Financial Officer

cc:	Tracey McKoy

Al Pavot

(Securities and Exchange Commission)

Robert S. Risoleo

(Sullivan & Cromwell LLP)

Mervyn R. Martins

(PricewaterhouseCoopers, S.c.)